Western & Southern Financial Group®	400 Broadway Cincinnati, OH 45202 Tel: 513-357-6029 Fax: 513-629-1044 meredyth.whitford@wslife.com

May 9, 2019

Mr. DeCarlo McLaren
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Touchstone Funds Group Trust (the “Trust”) (File Nos. 033-70958 & 811-08104 )
Dear Mr. McLaren:
On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on April 30, 2019 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A filed on March 14, 2019 (PEA No. 109) pursuant to Rule 485(a) under the Securities Act of 1933, as amended, with respect to the Touchstone Credit Opportunities II Fund (the "Fund"), a series of the Trust.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

General
1.     Please confirm that any blank or bracketed information in the Funds' Prospectus and Statement of Additional Information will be finalized in the 485(b) filing.

Response: The Trust confirms that it will finalize all blank or bracketed information in the Fund's Prospectus and Statement of Additional Information ("SAI") that will be filed with the Securities and Exchange Commission pursuant to Rule 485(b).

Prospectus

2.     The Fees and Expenses table states that there is a wire redemption fee of "Up to $15". Please explain that the redemption fee is capped at $15 and that the redemption fee may not exceed two percent of the amount redeemed, in accordance with Rule 22c-2.

Response: The Trust will add the requested disclosure.

3.     The Staff notes the inclusion of Acquired Fund Fees and Expenses (AFFE) in the Fees and Expenses table. If the Fund invests in business development companies (BDCs), please confirm whether those fees are included in the AFFE calculation.

Response: The Trust notes that the Fund is not currently expected to invest in BDCs. However, to the extent that it does invest in BDCs in the future, it would include those fees in the AFFE calculation in accordance with current Staff guidance.

4.     The Staff notes that the Fund's portfolio turnover for its most recent fiscal year was 254% of the average value of its portfolio. Since this portfolio turnover rate is higher than 100%, please add frequent and active trading to the Fund's principal investment strategy.

Response: The Trust notes that on May 11, 2019, the Fund will change its name, principal investment strategies and sub-advisor. The portfolio turnover rate noted in the Prospectus is attributable to the Fund's previous investment strategy and sub-advisor. Ares Capital Management II LLC, which will serve as the Fund's sub-advisor effective May 11, 2019 ("Ares"), expects the Fund to have an annual portfolio turnover rate that is less than 100% of the average value of the Fund's portfolio. As a result, frequent and active trading is not expected to be a principal investment strategy of the Fund going forward. However, the Trust has added disclosure to the effect that portfolio turnover is expected to be higher in the current period as a result of the sub-advisor change.

5.     Supplementally, please disclose how derivatives are calculated for purposes of meeting the 80% names rule test.

Response: The Trust confirms that, to the extent that the Fund considers derivatives that provide exposure to the types of securities or assets covered by the Fund's 80% policy, such assets will be valued in the manner that such instruments are valued for net asset value purposes in determining compliance with the 80% policy.

6.    Please address the following with respect to the Fund's principal investment strategy:
a.     With respect to the Fund's collateralized loan obligations (CLO) exposure, what percentage is expected to be below investment grade? Please confirm if the Fund's board of trustees (the "Board") has considered the liquidity rule with respect to these CLO investments.
Response: Based information provided by Ares, as well as the historical performance of a substantially similar Touchstone Fund that is also sub-advised by Ares, Touchstone Advisors generally expects the Fund's CLO exposure to be less than five percent (5%) of its total portfolio. Of this amount, Touchstone Advisors expects a material portion of such holdings to be below investment grade. The Trust confirms that the Board has considered the liquidity rule with respect to the Fund and that the Fund will not invest more than 15% of its assets in illiquid securities.
b.     Please clarify whether the Fund will invest in total return swaps as mentioned in the principal investment strategy. If so, please consider adding a risk factor that is specific to total return swaps.
Response: Although the Fund is not currently expected to invest in total return swaps, it may do so in the future. The Trust has added a risk factor that is specific to total return swaps as requested.
c.     Please describe the reference to debtor-in-possession loans (or "DIP" loans) in plain English. Confirm if the associated risks have been disclosed.
Response: The Trust has added a plain English description of DIP loans to the principal investment strategy. The Trust confirms that the risks associated with DIP loans have been disclosed in the Fixed-Income Risk factor and the related sub-risks.
d.     Based on the Fund's investment strategy, please consider adding a settlement risk factor.
Response: The Trust notes that settlement risk is discussed in both the Counterparty Risk factor and the Foreign Securities Risk factor in the Fund's Prospectus. As a result, the Fund respectfully declines to add a separate risk factor in the Prospectus. The Trust notes that settlement risk is discussed separately in the Fund's SAI.
7.     Please consider presenting the Principal Risks in both the summary section of the Prospectus and the back of the Prospectus (in the Principal Investment Strategies and Risks - What are the Principal Risks of Investing in the Fund? section) in order of priority as opposed to alphabetical order.
Response: The Trust respectfully declines to make the requested change as the presentation of the principal risks in the Fund's Prospectus is consistent with the presentation of the principal risks the current Prospectuses of each fund within the Touchstone fund complex. However, the Trust will consider implementing this change going forward.
8.     In the Average Annual Total Returns table, please explain why the ICE BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (the "T-Bill Index") is an appropriate broad-based index.
Response: The Trust believes that the T-Bill Index is an appropriate index against which to compare the Fund's performance as it meets the definition of an "appropriate broad-based securities market index" contained in Form N-1A. Specifically, the T-Bill Index is administered by an organization that is not an affiliated with the Fund (or its investment adviser or principal underwriter) and it is an index that is widely recognized and used. In addition, the Fund's investment goal is to seek absolute total returns. The Fund has a flexible mandate to invest across a variety of sectors, both long and short, targeting absolute returns as opposed to managing relative to a traditional benchmark index. The Fund's strategy does not correspond to a traditional benchmark index, thus the Trust believes the T-Bill Index is an appropriate index for the Fund as a commonly accepted proxy for a domestic risk free rate.
9.     The Interest Rate Risk in the Fund's Prospectus discusses duration. Please consider separating this out and creating a separate duration discussion.
Response: The Trust believes that interest rate risk and duration are related concepts and are appropriately covered in a single risk factor.
Statement of Additional Information
10.     In the Permitted Investments and Risk Factors section of the SAI, please consider separating out the fundamental investment limitations from the non-fundamental limitations.
Response: The Trust notes that this section of the SAI is intended to cover the permitted investments and risk factors of the Fund and that each of the limitations discussed are intended to be non-fundamental policies. The Trust will revise the introductory paragraph of this section of the SAI to make this more clear. The Trust also notes that the Fund's fundamental and non-fundamental limitations are separated out in the "Investment Limitations" section of the SAI.
11.     In the Securities Lending disclosure, please include income from cash collateral reinvestment in accordance with Item 19(i) of Form N-1A.
Response: The Trust will add the requested disclosure.
12.     In the Permitted Investments and Risk Factors section of the SAI, please consider adding separate disclosure relating to total return swaps.
Response: The Trust will add the requested disclosure.
13.     Please confirm if the Fund expects to invest in Master Limited Partnerships (MLPs).
Response: The Trust confirms that the Fund currently does not expect to invest in MLPs.
Part C
14.     In Item 32(c), please confirm that "None" is the appropriate response.
Response: The Trust confirms that "None" is the correct response, as the Fund's only principal underwriter is Touchstone Securities, Inc., which is an affiliate of the Fund.
* * *

If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz Counsel, Touchstone Funds

cc:	Renee Hardt, Esq.
Deborah B. Eades, Esq.